Press Release
For Immediate Release
For Details Contact:                             40W267 Keslinger Road
Edward J. Richardson        Kathleen S. Dvorak            PO BOX 393
Chairman and CEO        EVP & CFO                LaFox, IL 60147-0393 USA
Phone: (630) 208-2340        (630) 208-2208                (630) 208-2200 | Fax: (630) 208-2550

RICHARDSON ELECTRONICS REPORTS FOURTH QUARTER AND FISCAL 2015 RESULTS
AND DECLARES QUARTERLY CASH DIVIDEND

LaFox, IL, July 22, 2015 Richardson Electronics, Ltd. (NASDAQ: RELL), today reported sales and earnings for its fourth quarter and fiscal year ended May 30, 2015. The Company also announced that its Board of Directors declared a $.06 per share quarterly cash dividend.
Fiscal 2015 Results
Net sales for fiscal 2015 were $137.0 million, a slight decrease from net sales of $138.0 million in the prior year. Gross margin was $41.1 million, or 30.0% of net sales during fiscal 2015, compared to $41.0 million, or 29.7% of net sales during fiscal 2014.
Operating expenses were $49.2 million for fiscal 2015, compared to $43.5 for fiscal 2014. Operating expenses for fiscal 2015 included employee termination costs of $1.1 million, $3.9 million related to the Company's global IT implementation, and $4.2 million related to its engineered solutions and healthcare growth initiatives.
Operating loss in fiscal 2015 was $8.1 million, compared to an operating loss of $4.2 million in the prior year.
Loss from continuing operations for fiscal 2015 was $5.5 million, compared to a loss of $0.3 million from continuing operations for fiscal 2014.
Cash used by operating activities totaled $9.8 million for fiscal 2015, compared to cash provided by operating activities of $4.6 million in fiscal 2014. Use of cash was impacted by an increase in inventory to support the Company's growth initiatives and an increase in accounts receivable related to slower collections during the IT implementation.
Fourth Quarter Results
Net sales for the fourth quarter of fiscal 2015 were $35.0 million, a 1.2% decrease, compared to net sales of $35.4 million in the prior year. Sales for the Company's EDG business were down 4.1% while sales for its Canvys and Healthcare divisions were up 7.3% and 12.9%, respectively. Gross margin was $10.2 million, or 29.2% of net sales during the fourth quarter of fiscal 2015, compared to $10.2 million, or 28.7% of net sales during fiscal 2014.
Operating expenses were $12.9 million for the fourth quarter of fiscal 2015, compared to $12.4 million for the fourth quarter of fiscal 2014. The fourth quarter of fiscal 2015 and fiscal 2014 operating expenses included employee termination costs of $1.1 million and $1.2 million, respectively.
Operating loss for the fourth quarter of fiscal 2015 was $2.6 million, compared to operating loss of $3.9 million for the fourth quarter of fiscal 2014. The fiscal 2014 fourth quarter operating loss included a $1.7 million goodwill impairment charge.

Loss from continuing operations for the fourth quarter of fiscal 2015 was $2.1 million, compared to loss from continuing operations for the fourth quarter of fiscal 2014 of $2.8 million.

FINANCIAL SUMMARY – FISCAL 2015

•	Net sales for fiscal 2015 were $137.0 million, down 0.7%, compared to net sales of $138.0 during fiscal 2014.

•	Gross margin was 30.0% of net sales for fiscal year 2015, compared to 29.7% of net sales for fiscal 2014.

•	Selling, general, and administrative expenses increased to $49.2 million, or 35.9% of net sales, for fiscal 2015, compared to $43.5 million, or 31.5% of net sales, for fiscal 2014.

•	Operating loss during fiscal 2015 was $8.1 million, compared to $4.2 million for fiscal 2014.

•
Other income for fiscal 2015 was $1.1 million, compared to other income of $3.5 million for fiscal 2014. Other income for fiscal 2014 included $2.5 million of proceeds from a class action lawsuit settlement.

•	Loss from continuing operations during fiscal 2015 was $5.5 million versus a loss of $0.3 million during fiscal 2014.

•	Loss from discontinued operations, net of tax, was less than $0.1 million during fiscal 2015, compared to loss from discontinued operations, net of tax, of $0.2 million during fiscal 2014.

•	Net loss during fiscal 2015 was $5.6 million, compared to net loss of $0.5 million during fiscal 2014.

FINANCIAL SUMMARY – FOURTH QUARTER

•	Net sales for the fourth quarter of fiscal 2015 were $35.0 million, down 1.2%, compared to net sales of $35.4 million during the fourth quarter of fiscal 2014.

•	Gross margin increased to 29.2% during the fourth quarter of fiscal 2015, compared to 28.7% during last year's fourth quarter.

•
Selling, general, and administrative expenses increased to $12.9 million, or 36.8% of net sales for the fourth quarter of fiscal 2015, compared to $12.4 million for the fourth quarter of fiscal 2014, or 35.1% of net sales.

•	Operating loss during the fourth quarter of fiscal 2015 was $2.6 million, compared to operating loss of $3.9 million for the fourth quarter of fiscal 2014.

•	Other income for the fourth quarter of fiscal 2015 was less than $0.1 million, compared to income of $0.2 million for the fourth quarter of fiscal 2014.

•	Loss from continuing operations during the fourth quarter of fiscal 2015 was $2.1 million, compared to loss from continuing operations for the fourth quarter of fiscal 2014 of $2.8 million.

•
Loss from discontinued operations, net of tax, was $0.1 million during the fourth quarter of fiscal 2015, compared to income from discontinued operations, net of tax, of $0.4 million during the fourth quarter of fiscal 2014.

•	Net loss during the fourth quarter of fiscal 2015 was $2.2 million, compared to net loss of $2.5 million during the fourth quarter of fiscal 2014.

CASH DIVIDEND
The Company also announced today that its Board of Directors declared a $0.06 quarterly dividend per share to holders of common stock and a $0.054 cash dividend per share to holders of Class B common stock. The dividend will be payable on August 21, 2015, to common stockholders of record on August 6, 2015.
Cash and investments at the end of our fourth quarter were $109.8 million. As of today, the Company currently has 11.5 million outstanding shares of common stock and 2.1 million outstanding shares of Class B common stock.

OUTLOOK
“Fiscal 2015 was a year of significant investment and accomplishments that should position us to deliver long-term, sustainable growth with improved operating results. We implemented our new ERP system, began building our capabilities in Richardson Healthcare, and invested in our sales and engineering organization to support new technologies for power and microwave markets and applications,” said Edward Richardson, Chairman, Chief Executive Officer, and President.
“We now have a multi-pronged growth strategy that will enable us to increase our product offering, enhance our service capabilities, and expand our customer base while taking advantage of our existing global infrastructure. Sales for Fiscal 2016 will be in the range of $160 to $170 million, including the acquisition of International Medical Equipment and Service ("IMES"). We will continue to evaluate acquisition targets and make prudent investments in our growth initiatives. We look forward to improving our operating performance, delivering enhanced customer service and returning value to our shareholders," concluded Mr. Richardson.

CONFERENCE CALL INFORMATION
On Thursday, July 23, 2015, at 9:00 a.m. CT, Edward J. Richardson, Chairman and Chief Executive Officer, and Kathleen S. Dvorak, Chief Financial Officer, will host a conference call to discuss the Company's fourth quarter results for fiscal 2015. A question and answer session will be included as part of the call's agenda. To listen to the call, please dial (888) 339-2688 and enter passcode 97038740 approximately five minutes prior to the start of the call. A replay of the call will be available beginning at 11:59 p.m. CT on July 23, 2015, for seven days. The telephone numbers for the replay are (USA) (888) 286-8010 and (International) (617) 801-6888; passcode 90375367.

FORWARD-LOOKING STATEMENTS
This release includes certain “forward-looking” statements as defined by the Securities and Exchange Commission. Statements in this press release regarding the Company's business which are not historical facts represent “forward-looking” statements that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see Item 1A, “Risk Factors” in the Company's Annual Report on Form 10-K filed on July 25, 2014. The Company assumes no responsibility to update the “forward-looking” statements in this release as a result of new information, future events, or otherwise.

ABOUT RICHARDSON ELECTRONICS, LTD.

Richardson Electronics, Ltd. is a leading global provider of engineered solutions, power grid and microwave tubes and related consumables; power conversion and RF and microwave components; high value displays, flat panel detector solutions and replacement parts for diagnostic imaging equipment; and customized display solutions.  We serve customers in the alternative energy, healthcare, aviation, broadcast, communications, industrial, marine, medical, military, scientific and semiconductor markets. The Company’s strategy is to provide specialized technical expertise and “engineered solutions” based on our core engineering and manufacturing capabilities. The Company provides solutions and adds value through design-in support, systems integration, prototype design and manufacturing, testing, logistics, and aftermarket technical service and repair through its global infrastructure. More information is available at www.rell.com.

Richardson Electronics common stock trades on the NASDAQ Global Select Market under the ticker symbol RELL.

Richardson Electronics, Ltd.
Consolidated Balance Sheets
(in thousands, except per share amounts)

	May 30, 2015	May 31, 2014
Assets
Current assets:
Cash and cash equivalents	$74,535	$102,752
Accounts receivable, less allowance of $283 and $581	20,753	18,354
Inventories	38,769	33,869
Prepaid expenses and other assets	1,696	1,089
Deferred income taxes	804	1,537
Income tax receivable	929	2,888
Investments - current	23,692	31,732
Discontinued operations - assets	—	18
Total current assets	161,178	192,239
Non-current assets:
Property, plant and equipment, net	10,081	7,223
Other intangibles	743	843
Non-current deferred income taxes	1,443	1,724
Investments - non-current	11,549	1,516
Total non-current assets	23,816	11,306
Total assets	$184,994	$203,545
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$15,768	$12,337
Accrued liabilities	10,144	9,220
Discontinued operations - liabilities	—	7
Total current liabilities	25,912	21,564
Non-current liabilities:
Non-current deferred income taxes liability	1,209	5,691
Other non-current liabilities	1,221	1,315
Discontinued operations - non-current liabilities	—	130
Total non-current liabilities	2,430	7,136
Total liabilities	28,342	28,700
Commitments and contingencies	—	—
Stockholders’ equity
Common stock, $0.05 par value; issued and outstanding 11,530 shares at May 30, 2015, and 11,835 shares at May 31, 2014	577	592
Class B common stock, convertible, $0.05 par value; issued and outstanding 2,141 shares at May 30, 2015, and 2,191 shares at May 31, 2014	107	110
Preferred stock, $1.00 par value, no shares issued	—	—
Additional paid-in-capital	63,252	66,141
Common stock in treasury, at cost, no shares at May 30, 2015, and 1 share at May 31, 2014	—	(14)
Retained earnings	89,141	97,959
Accumulated other comprehensive income	3,575	10,057
Total stockholders’ equity	156,652	174,845
Total liabilities and stockholders’ equity	$184,994	$203,545

Richardson Electronics, Ltd.
Consolidated Statements of Comprehensive Income (Loss)
(in thousands, except per share amounts)

	Three Months Ended		Twelve Months Ended
	May 30, 2015	May 31, 2014	May 30, 2015	May 31, 2014
Statements of Comprehensive Income (Loss)
Net sales	$34,946	$35,383	$136,957	$137,960
Cost of sales	24,728	25,219	95,819	96,946
Gross profit	10,218	10,164	41,138	41,014
Selling, general, and administrative expenses	12,863	12,417	49,229	43,496
Impairment of goodwill	—	1,671	—	1,671
Gain on disposal of assets	—	—	(5)	—
Operating loss	(2,645)	(3,924)	(8,086)	(4,153)
Other (income) expense:
Investment/interest income	(255)	(221)	(999)	(1,018)
Foreign exchange (gain) loss	100	(39)	(185)	84
Proceeds from legal settlement	—	—	—	(2,547)
Other, net	114	16	92	(20)
Total other income	(41)	(244)	(1,092)	(3,501)
Loss from continuing operations before income taxes	(2,604)	(3,680)	(6,994)	(652)
Income tax benefit	(501)	(837)	(1,466)	(307)
Loss from continuing operations	(2,103)	(2,843)	(5,528)	(345)
Income (loss) from discontinued operations, net of tax	(118)	368	(31)	(170)
Net income (loss)	(2,221)	(2,475)	(5,559)	(515)
Foreign currency translation gain (loss), net of tax	(355)	(664)	(6,504)	1,216
Fair value adjustments on investments gain (loss)	(8)	1	22	30
Comprehensive income (loss)	$(2,584)	$(3,138)	$(12,041)	$731
Net income (loss) per Common share - Basic:
Income (loss) from continuing operations	$(0.16)	$(0.21)	$(0.41)	$(0.03)
Income (loss) from discontinued operations	(0.01)	0.03	—	(0.01)
Total net income (loss) per Common share - Basic:	$(0.17)	$(0.18)	$(0.41)	$(0.04)
Net income (loss) per Class B common share - Basic:
Income (loss) from continuing operations	$(0.13)	$(0.19)	$(0.36)	$(0.02)
Income (loss) from discontinued operations	(0.01)	0.02	—	(0.01)
Total net income (loss) per Class B common share - Basic:	$(0.14)	$(0.17)	$(0.36)	$(0.03)
Net income (loss) per Common share - Diluted:
Income (loss) from continuing operations	$(0.16)	$(0.21)	$(0.41)	$(0.03)
Income (loss) from discontinued operations	(0.01)	0.03	—	(0.01)
Total net income (loss) per Common share - Diluted:	$(0.17)	$(0.18)	$(0.41)	$(0.04)
Net income (loss) per Class B common share - Diluted:
Income (loss) from continuing operations	$(0.13)	$(0.19)	$(0.36)	$(0.02)
Income (loss) from discontinued operations	(0.01)	0.02	—	(0.01)
Total net income (loss) per Class B common share - Diluted:	$(0.14)	$(0.17)	$(0.36)	$(0.03)
Weighted average number of shares:
Common shares - Basic	11,529	11,833	11,682	11,915
Class B common shares - Basic	2,141	2,191	2,151	2,250
Common shares - Diluted	11,529	11,833	11,682	11,915
Class B common shares - Diluted	2,141	2,191	2,151	2,250
Dividends per common share	$0.060	$0.060	$0.240	$0.240
Dividends per Class B common share	$0.054	$0.054	$0.220	$0.220

Richardson Electronics, Ltd.
Consolidated Statements of Cash Flows
(in thousands)

	Three Months Ended		Twelve Months Ended
	May 30, 2015	May 31, 2014	May 30, 2015	May 31, 2014
Operating activities:
Net loss	$(2,221)	$(2,475)	$(5,559)	$(515)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization	480	298	1,707	1,094
Gain on sale of investments	(12)	(4)	(27)	(27)
Loss (gain) on disposal of assets	25	—	(5)	—
Share-based compensation expense	197	174	726	759
Deferred income taxes	(939)	(900)	(1,604)	(1,005)
Impairment of goodwill	—	1,671	—	1,671
Change in assets and liabilities, net of effect of acquired businesses:
Accounts receivable	(1,840)	1,693	(4,495)	195
Income tax receivable	(929)	752	1,959	3,541
Inventories	(3,153)	1,384	(7,519)	1,517
Prepaid expenses and other assets	(161)	230	(888)	96
Accounts payable	4,596	1,098	4,207	(2,072)
Accrued liabilities	1,949	1,805	1,480	(723)
Other non-current liabilities	—	435	—	133
Other	270	(111)	238	(51)
Net cash provided by (used in) operating activities	(1,738)	6,050	(9,780)	4,613
Investing activities:
Cash consideration paid for acquired businesses	—	—	—	(973)
Capital expenditures	(1,487)	(960)	(4,737)	(2,781)
Proceeds from sale of assets	—	—	—	—
Proceeds from maturity of investments	1,660	83,990	33,617	342,279
Purchases of investments	(1,457)	(82,150)	(35,550)	(331,023)
Proceeds from sales of available-for-sale securities	41	24	227	176
Purchases of available-for-sale securities	(41)	(24)	(227)	(176)
Other	(120)	1	(248)	98
Net cash provided by (used in) investing activities	(1,404)	881	(6,918)	7,600
Financing activities:
Repurchase of common stock	—	(14)	(3,945)	(8,739)
Proceeds from issuance of common stock	23	6	324	190
Cash dividends paid	(807)	(827)	(3,260)	(3,341)
Other	3	62	3	37
Net cash used in financing activities	(781)	(773)	(6,878)	(11,853)
Effect of exchange rate changes on cash and cash equivalents	60	(566)	(4,641)	390
Increase (Decrease) in cash and cash equivalents	(3,863)	5,592	(28,217)	750
Cash and cash equivalents at beginning of period	78,398	97,160	102,752	102,002
Cash and cash equivalents at end of period	$74,535	$102,752	$74,535	$102,752

Richardson Electronics, Ltd.
Net Sales and Gross Profit
For the Fourth Quarter and Fiscal 2015 and Fiscal 2014
(in thousands)

By Strategic Business Unit:

Net Sales
	Q4 FY 2015		Q4 FY 2014	% Change
EDG	$26,316		$27,439	(4.1)%
Canvys	6,535		6,088	7.3%
Healthcare	2,095		1,856	12.9%
Total	$34,946		$35,383	(1.2)%

	FY 2015		FY 2014	% Change
EDG	$105,748		$103,274	2.4%
Canvys	24,645		27,857	(11.5)%
Healthcare	6,564		6,829	(3.9)%
Total	$136,957		$137,960	(0.7)%

Gross Profit
	Q4 FY 2015	% of Net Sales	Q4 FY 2014	% of Net Sales
EDG	$8,194	31.1%	$8,105	29.5%
Canvys	1,528	23.4%	1,618	26.6%
Healthcare	496	23.7%	441	23.8%
Total	$10,218	29.2%	$10,164	28.7%

	FY 2015	% of Net Sales	FY 2014	% of Net Sales
EDG	$33,098	31.3%	$31,610	30.6%
Canvys	6,457	26.2%	7,588	27.2%
Healthcare	1,583	24.1%	1,816	26.6%
Total	$41,138	30.0%	$41,014	29.7%